October 30, 2024

Dan Lee
Chief Financial Officer
Superior Industries International Inc.
26600 Telegraph Rd, Suite 400
Southfield, MI 48033

        Re: Superior Industries International Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Filed March 7, 2024
            File No. 001-06615
Dear Dan Lee:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing